Prospectus                                        Filed Pursuant Rule 424(b)(2)
                                                  Registration No.: 333-36082

                             [Dominion Direct logo]

                         Dominion Direct Investment(R)

                       10,000,000 Shares of Common Stock
                              (Without Par Value)

                            Dominion Resources, Inc.

                                  May 8, 2000

                            [Dominion Direct logo]

                                                              Dated May 8, 2000

                           Dominion Resources, Inc.

                         Dominion Direct Investment(R)

            A Direct Stock Purchase Plan for Dominion Common Stock

                       10,000,000 Shares of Common Stock
                              (Without Par Value)

  .  Purchase stock without a broker's fee.

  . Increase your ownership by reinvesting dividends and making optional monthly investments.

  .  Transfer shares at no charge.

  .  Own shares without holding certificates.

  .  Sell shares with minimal fees.

  The common stock offered in this prospectus has not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Where You Can Find More Information

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of these securities.

  .  Annual Report on Form 10-K for the year ended December 31, 1999,

  . Current Reports on Form 8-K filed January 2, 2000, February 1, 2000 and March 24, 2000 and

  . The description of the Company's common stock contained in Form 8-B (Item 4) dated April 29, 1983.

  You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

  Corporate Secretary
  Dominion Resources, Inc.
  120 Tredegar Street
  Richmond, Virginia 23219
  1-804-819-2000
  Shareholder Administration@domres.com

  You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus amendment is accurate as of any date other than the date on the front of those documents.

A Summary of Important Plan Features

  Any investor who wishes to make an initial purchase of Dominion stock can do so by completing an Enrollment Form and sending a check or money order to the Administrator.

 Investments:

  . New participants must make an initial investment of at least $250; or you may elect to make monthly installments of $40 or more a month for 12 consecutive months, by either mail or automatic bank withdrawal.

  . Current participants or certificate holders may make periodic investments of $40 or more at any time.

  .  The maximum quarterly investment is $100,000.

      Dividends on all or some of your shares can be reinvested in Dominion Common Stock. You will receive a confirmation statement for each transaction. Each statement, except the Year-to-Date Summary, includes a form that you may use to make additional investments, sell shares or request certificates.

      If you already own Dominion shares and have certificates, you can deposit them in Dominion Direct Investment for safekeeping.

      You pay no fees or brokerage commissions when you buy shares and only minimal brokerage commission fees when you sell shares. If Dominion is funding the plan with open market purchases rather than newly issued shares, then it will pay any commissions for these purchases. The commissions paid by Dominion will be taxable income to you and reported as dividends on your 1099-DIV form.

  Please read this prospectus carefully. If you are a Dominion shareholder now--or if you decide to become a shareholder--please keep this prospectus with your permanent investment records since it contains important information about Dominion Direct Investment.

  Dominion Shareholder Administration is the Administrator of Dominion Direct Investment. The mailing address, e-mail address and phone numbers are:

  Dominion Resources, Inc.
  P.O. Box 26532
  Richmond, Virginia 23261-6532
  Shareholder_Administration@domres.com
  1-800-552-4034
  1-804-775-2500

Who Can Join

  .  Current shareholders of Dominion.

  . New investors residing in the U.S. who would like to become shareholders.

  . Foreign citizens as long as their participation would not violate any laws in their home countries.

How To Enroll

  . If you hold shares of Dominion in certificate form, fill out the Enrollment Form and return it to the Administrator along with your investment of $40 or more.

  . If you own shares of Dominion but they are held in the name of a bank or broker (that is, in "street name"), complete and send to the Administrator the Enrollment Form along with a check for $250 or more, or commit to $40 or more a month for 12 consecutive months.

  . If your shares are held in "street name" you cannot reinvest dividends on those shares through Dominion Direct Investment. However, you may transfer your Dominion "street name" shares to a Dominion Direct Investment account by instructing your agent to register the shares in your name.

  . If you do not own Dominion stock, or if you are already a participant and wish to establish a separate account (for example, a joint account with your spouse, or a custodian account for a minor), fill out the Enrollment Form and return it to the Administrator. Enclose a check or money order, in U.S. dollars, for a minimum investment of $250 or commit to make installment payments of $40 or more for 12 consecutive months.

Investment Requirements

  .  All investments must be made in U.S. dollars.

  .  Maximum investment is $100,000 per quarter.

  . New participants must make an initial investment of at least $250 or commit to make monthly installments of $40 or more a month for 12 consecutive months.

  . Additional investments must be at least $40 and in the form of a check or money order made payable to Dominion Resources, Inc.

  . Once you enroll in the plan you can authorize the Administrator to debit your savings or checking account by completing a debit authorization form.

How Shares Are Purchased

  . At Dominion's discretion, shares purchased through Dominion Direct Investment will be either newly issued or purchased in the open market. There are no fees to purchase shares. If Dominion is funding the plan with open market purchases rather than newly issued shares, then it will pay any commissions for these purchases. The commissions paid by Dominion will be taxable income to you and reported as dividends on your 1099-DIV form.

  . Open market purchases are made by an independent agent selected by the Administrator.

  . Shares will be purchased on the 5th and 20th of each month or the next business day. Checks must be received two business days prior to a purchase. Note: Shareholders who send checks or cash drafts that are returned for insufficient funds will be charged an administrative fee of $25.

  . Reinvested dividends will be used to purchase shares beginning on the 20th of the month or the next business day on which a dividend is paid.

  . Due to regulatory requirements, Dominion Direct Investment may be required to make open market purchases over two or more consecutive business days.

  You will not earn interest on any cash investments. You can get a refund on any cash investment up to 48 hours prior to the purchase of any shares by writing to the Administrator.

How Shares Are Priced

  The price of shares purchased through Dominion Direct Investment will be either:

  . For newly issued shares--the average of the high and low sales prices as reported on the New York Stock Exchange Composite Tape and reported in The Wall Street Journal, or

  . For open market purchases--the average cost of all shares purchased on a particular day or the average cost of all shares purchased over the course of several days if the purchase cannot be completed in one day. (Note: Due to regulatory requirements, Dominion Direct Investment may be required to make open market purchases over two or more consecutive business days).

  You cannot instruct the Administrator to purchase shares at a specific time or at a specific price under Dominion Direct Investment.

Dividends

  Dividends, if declared, are generally paid on the 20th of March, June, September and December. By completing a dividend authorization you may select one of the following options:

  .  Full dividend reinvestment

  .  Partial dividend reinvestment

  .  Cash dividends

  You can receive a check or have your dividends directly deposited to your bank account by completing a direct deposit authorization form.

Sales

  You can sell some or all of the shares you have accumulated in Dominion Direct Investment or shares you currently hold in certificate form by completing and mailing the withdrawal form that is attached to your statement, along with any certificates. Sign the withdrawal form exactly as the name(s) appear on your account. Shares are generally sold once a week at the then current market price. Sale dates can vary or be suspended for up to two weeks for administrative purposes.

  Proceeds you receive will be less a fee that is expected to be no more than 13 cents per share and covers brokers fees and a portion of our administrative costs of this plan.

  When you make a sale request you must specify the number of shares you want sold not the dollar amount you would like to receive. Your written request must be received by the Administrator by the close of business on the business day before a sale date. You may call the Administrator at 1-800-552-4034 for exact sale dates. You may fax your request to sell shares to the Administrator at (804) 819-2208. Please follow-up by calling the Administrator at the above 800 number to confirm receipt of your fax.

  Note: Cash Drafts are not automatically discontinued when you submit a request to sell shares. Please notify the Administrator in writing if you wish to discontinue this service.

  The Administrator cannot accept instructions to sell on a specific day or at a specific price. If you prefer to have more control over the timing and sales prices, you can request a certificate for your shares and sell them through a broker of your choosing.

  When selling shares, please note that a five (5) share minimum must be maintained in order to keep your account open. The Administrator reserves the right to sell, without prior notification, any and all shares that fall below the five (5) share minimum requirement.

Statements

  The Administrator will send you a confirmation statement for each transaction. Each statement includes a form that you may use to make additional investments, sell shares, or issue certificates. A Year-to-Date Summary that details the entire year's transactions is mailed at the end of each year.

Stock Certificates

  To get a stock certificate for any of the shares held in your plan account, send written instructions to the Administrator. All certificates will be issued in the account holder's name.

  Please note: five shares must remain in your account to keep it open, otherwise the Administrator reserves the right to sell, without notification, any and all shares that fall below this five (5) share minimum.

Share Safekeeping

  Your stock certificates are valuable and expensive to replace if lost or stolen. Dominion Direct Investment offers you the convenience of depositing your certificates for safekeeping.

  To deposit your stock certificates into your Dominion Direct Investment account, send them to the Administrator with a completed and signed letter of transmittal that can be obtained by calling the Administrator.

  Do not endorse the certificate(s)

  When mailing certificates, we recommend that you use Registered Mail, insured for 2% of the market value of the certificates.

Share Transfers

  To transfer some or all of your shares to another name, call the Administrator to request "Transfer Instructions." Signatures must be Medallion Guaranteed by a financial institution. Once your completed transfer instructions are received, your request will be processed promptly by the Administrator. This service is free.

  Note: A new Dominion Direct Investment account can only be opened with a transfer of five shares or more.

Changes to Your Account

  To stop reinvesting your dividends, or to stop automatic monthly investments, send the Administrator written instructions signed exactly as the name(s) appear on your account.

  Please be sure to include your social security number and daytime phone number on all correspondence.

Closing Accounts

  To close your Dominion Direct Investment account, give written notice to the Administrator or complete and return the withdrawal form attached to your confirmation statement. Be sure to indicate that automatic cash drafts should also be discontinued if you use this service to purchase additional shares.

Tax Consequences

  All dividends paid to you--whether or not they are reinvested--are considered taxable income including any brokerage fees we paid for open market purchases. These fees are not expected to be more than seven cents per share. The total amount will be reported to you, and to the Internal Revenue Service, shortly after the end of each year.

  Any sale of shares made through the Administrator will also be reported to the IRS as required by law. Any profit or loss you incur should be reflected when you file your income tax returns.

  Dividends on Dominion Direct Investment shares held for non-resident aliens or non-U.S. entities are generally subject to withholding taxes. Any dividend reinvestment will be made net of any withholding taxes.

  Be sure to keep your statements for income tax purposes. Special tax issues may apply to some participants. We urge you to consult your own tax advisor. You may obtain copies of statements for the previous five years for a fee of $5 per year. You should submit a written request along with your check.

Voting

  Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to preemptive or cumulative voting rights.

  For any shareholder meeting you will receive a proxy that will cover all the Dominion shares you hold, both in Dominion Direct Investment and in the form of stock certificates. The proxy allows you to indicate how you want your shares to be voted. We will vote your shares as you indicate. If you do not vote your Dominion

Direct Investment shares, the Administrator will vote your shares according to the recommendation of Dominion's Board.

Stock Splits and Other Distributions

  If Dominion declares a stock split or stock dividend, we will credit your account with the appropriate number of shares on the payment date.

  If Dominion decides to distribute shares in book-entry form (rather than certificates), these shares will be added to your Dominion Direct Investment account. The Administrator will serve as custodian of your shares. You will be entitled to all the rights and privileges outlined in this prospectus.

  In the event of a stock subscription or other offering of rights to shareholders, your rights will be based on your total registered holdings (the shares held in Dominion Direct Investment plus any certificate shares held by you).

Changes to Dominion Direct Investment

  We may add to, modify or terminate Dominion Direct Investment and its administrative procedures at any time. We will send you written notice of any significant changes.

Responsibilities of Dominion and the Administrator

  Dominion Shareholder Administration will administer Dominion Direct Investment. The Administrator will respond to inquiries from participants, maintain records, send statements of accounts, and perform other duties related to Dominion Direct Investment. In addition, the Administrator will administer the nominee account of Dominion shares held for the benefit of Dominion Direct Investment participants and will appoint an independent agent who will be responsible for purchasing and selling Dominion shares in the open market.

  Dominion believes its serving as Administrator to Dominion Direct Investment rather than a registered broker-dealer or federally insured bank poses no material risk to any participating investor.

  You should recognize that neither Dominion nor the Administrator can assure a profit or protect against a loss on Dominion common stock purchased under Dominion Direct Investment. The continuation of Dominion Direct Investment by Dominion does not constitute an assurance with respect to either the value of Dominion common stock or whether Dominion will continue to pay dividends on its common stock or at what rate.

  In acting under the terms and conditions of Dominion Direct Investment as described in this prospectus, neither Dominion nor any of its agents or subsidiaries shall be liable with respect to the price at which Dominion common stock is purchased for your account or with respect to any fluctuation in the market value before or after the purchase of Dominion common stock.

Governing Law

  The laws of the Commonwealth of Virginia govern the terms and conditions of Dominion Direct Investment.

Use of Proceeds

  The proceeds from the sale by Dominion of newly issued common shares offered by Dominion Direct Investment will be added to the general corporate funds of Dominion and will be used to meet its capital requirements and the capital requirements of its subsidiaries.

Experts

  The financial statements incorporated in this prospectus by reference from Dominion's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Legal Matters

  Mr. James F. Stutts, Esq., Vice President and General Counsel of Dominion, has passed upon the legality of the securities being offered pursuant to Dominion Direct Investment.

Limitations of Liability and Indemnification Under the Securities Act

  Neither Dominion nor the Administrator will be liable for any act, or for any failure to act, as long as they have made good faith efforts to carry out the terms of Dominion Direct Investment as described in this prospectus and on the forms that accompany each investment or activity. The SEC believes that this liability limitation does not cover violations of federal securities laws.

  We indemnify our officers and directors to the fullest extent permitted under Virginia law against all liabilities incurred in connection with their service to us. The SEC believes that indemnification of officers and directors for liabilities arising under the Securities Act of 1933 is against public policy and unenforceable.

                                [Dominion logo]

  Ticker Symbol (NYSE)
  D

  E-mail inquiries
  Shareholder_Administration@domres.com

  Website address
  www.domres.com

  Dominion Resources, Inc.
  P.O. Box 26532
  Richmond, Virginia 23261-6532
  1-800-552-4034
  1-804-775-2500

  Fax number
  1-804-819-2208